UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number: 001-36495

MARKIT LTD.
(Translation of registrant’s name into English)

4th Floor, Ropemaker Place,

25 Ropemaker Street

London, England

EC2Y 9LY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

As previously disclosed, Markit Ltd. (“Markit”), with certain major international investment banks and ISDA, has been the subject of an investigation since 2011 of the credit default swaps information market by the Competition Directorate General of the European Commission (“EC”).

While Markit believes that it has acted appropriately at all times, Markit and the EC have agreed on a set of proposed commitments that would resolve the investigation without any finding of wrongdoing or monetary liability. In the proposed commitments, Markit has agreed to certain obligations regarding the governance and composition of its index advisory committees for its CDX and iTraxx CDS indices and the licensing of these indices for certain exchange-traded products. Management does not expect the proposed commitments to have a material adverse effect on Markit.

The proposed commitments will be posted on the EC website for a one month period of comment by interested parties.  Upon completion of the comment period the EC will make a determination as to whether the proposed commitments are suitable and, if so, adopt them. At such time, the commitments will become legally binding on, and constitute a full resolution of the investigation with respect to, Markit. No assurance can be given that a final set of commitments will be adopted, or, if adopted, that the final commitments will not differ materially from the proposed commitments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARKIT LTD.
(Registrant)

	By:	/s/ Jeff Gooch
	Name:	Jeff Gooch
	Title:	Chief Financial Officer
Date: April 28, 2016